# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRF Technologies Ltd, CIK 0001801834
CUSIP: M77798144
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 65 Igal Alon Street, Tel Aviv, Israel (L3), 6744316
Date of event which requires filing of this statement: 05/29/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-25-001439
Filed by CIK 0002064899

## Reporting persons
- Blade Ranger Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PRF Technologies Ltd
Address of issuer's principal executive offices: 65 Igal Alon Street, Tel Aviv, Israel 6744316

## Item 2. Person Filing
Name of person filing: Blade Ranger Ltd.
Address of principal business office or, if none, residence: 1st Hatachana st., Kefar Sava, Israel, 4453001
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of May 29, 2026, the Reporting Person held no ordinary shares of the Issuer.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Blade Ranger Ltd.: /s/ Hagay Climor, Hagay Climor, Chairman (06/16/2026)
- Blade Ranger Ltd.: /s/ Sefi Hatuka, Sefi Hatuka, Chief Financial Officer (06/16/2026)